UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 11, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Red Trail Energy, LLC

File No. 0-52033 - CF#29206

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Red Trail Energy, LLC submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on December 21, 2012.

Based on representations by Red Trail Energy, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.62	through December 21, 2022
Exhibit 10.63	through December 21, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel